UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

E2OPEN, INC.

(Name of Subject Company)

E2OPEN, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, California 94404

(650) 645-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Aaron J. Alter

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by E2open, Inc., a Delaware corporation (“E2open”). The Schedule 14D-9 relates to the tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each, a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (collectively, the “Insight Funds”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser, Parent and the Insight Funds with the SEC on February 26, 2015, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of E2open (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open and Computershare Trust Company, N.A., the “Shares”) at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and E2open, the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows by including the following new subsection at the end thereof:

Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at midnight, New York City time, at the end of March 25, 2015. Computershare Trust Company, N.A., the depositary, has advised that, as of the Expiration Date, 24,395,446 Shares had been validly tendered and not withdrawn in accordance with the terms of the Offer, representing approximately 83.1% of the Shares outstanding at such time. In addition, 951,379 Shares had been tendered by notice of guaranteed delivery, together with all other Shares validly tendered and not withdrawn in accordance with the Offer, representing approximately 86.4% of the Shares outstanding at such time. All Shares that were validly tendered and not withdrawn in accordance with the terms of the Offer have been accepted for payment by Purchaser.

Following the purchase of the Shares in the Offer, on March 26, 2015, Parent consummated the Merger pursuant to the terms of the Merger Agreement without a meeting of stockholders of E2open in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share that was outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than Cancelled Shares and Dissenting Shares) was cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any applicable withholding taxes. Following the Merger, the Shares will be delisted and cease to trade on the NASDAQ Global Market, and will be deregistered under the Exchange Act, and E2open will no longer file periodic reports with the SEC on account of the Shares.

On March 26 2015, Insight and E2open issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the joint press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(5)(C)	Joint Press Release issued by Insight Venture Partners, LLC and E2open, Inc. on March 26, 2015	Schedule TO	March 26, 2015	(a)(5)(B)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E2OPEN, INC.

By:	/s/ Peter J. Maloney
Name:	Peter J. Maloney
Title:	Chief Financial Officer

Dated: March 26, 2015